mwe.com

November 18, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park
Christopher Edwards Sasha Parikh Al Pavot

Re:	Intensity Therapeutics, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 12, 2021 File No. 333-260565

Dear Ms. Park:

On behalf of Intensity Therapeutics, Inc., a Delaware corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 16, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (File No. 333-260565) filed by the Company on November 12, 2021 (the “Registration Statement”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it with the Commission together with its submission of this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in bold, followed by the Company’s response.

Form S-1 filed November 12, 2021

Dilution, page 40

1.	Please revise the presentation to disclose historical net tangible book value (deficit) prior to the presentation of pro forma net tangible book value. We note that you followed this presentation in your prior filing. See Item 506 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included disclosure regarding its historical net tangible book value (deficit) prior to the presentation of pro forma net tangible book value on page 40 of the revised Registration Statement.

Please contact me at 914 329 6625 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its revised Registration Statement on Form S-1.

Sincerely,

/s/ Robert H. Cohen

cc: Lewis Bender, Chief Executive Officer

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